    As filed with the U.S. Securities and Exchange Commission on May 2, 2003
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                        Johnson Electric Holdings Limited
   (Exact name of issuer of deposited securities as specified in its charter)

                                 Not applicable
                   (Translation of issuer's name into English)

                                     Bermuda
            (Jurisdiction of incorporation or organization of issuer)

                               JPMORGAN CHASE BANK
             (Exact name of depositary as specified in its charter)

                   1 Chase Manhattan Plaza, New York, NY 10081
                            Telephone (212) 552-4944

    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                               Ms. Laurie M. Baird
                      Johnson Electric North America, Inc.
                                10 Progress Drive
                                Shelton, CT 06484
                                 (203-447-5362)

   (Address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:
                             Scott A. Ziegler, Esq.
                        Ziegler, Ziegler & Associates LLP
                            570 Lexington, 44th Floor
                            New York, New York 10022
                                 (212) 319-7600

         It is proposed that this filing become effective under Rule 466
                           [_] immediately upon filing
                           [_] on (Date) at (Time)

     If a separate registration statement has been filed to register the deposited shares, check the following box. [_]

                         CALCULATION OF REGISTRATION FEE

=============================================================================================================================
                                                                         Proposed maximum    Proposed maximum     Amount of
Title of each class of                                     Amount       aggregate Offering  aggregate offering  registration
Securities to be registered                           to be registered  price per unit (1)      price (2)           fee
-----------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American         50,000,000           $0.05             $2,500,000          $203
Depositary Receipts, each American Depositary Share       American
representing ten ordinary shares of Johnson Electric     Depositary
Holdings Limited                                           Shares
=============================================================================================================================

(1)  Each unit represents one American Depositary Share.

(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

     The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

                              CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                     Location in Form of ADR
Item Number and Caption                                              Filed Herewith as Prospectus
------------------------------------------------------------------   -----------------------------------------------
(1)  Name and address of Depositary                                  Introductory paragraph, final sentence on face
(2)  Title of ADR and identity of deposited securities               Face of ADR, top center
     Terms of Deposit:
     (i)    Amount of deposited securities represented by one unit   Face of ADR, upper right corner
            of American Depositary Shares
     (ii)   Procedure for voting, if any, the deposited securities   Paragraph (12)
     (iii)  Collection and distribution of dividends                 Paragraphs (4), (5), (7), (10), (11) and (13)
     (iv)   Transmission of notices, reports and proxy soliciting    Paragraphs (8), (11) and (12)
            material
     (v)    Sale or exercise of rights                               Paragraphs (4), (5) and (10)
     (vi)   Deposit or sale of securities resulting from             Paragraphs (4), (5), (10) and (13)
            dividends, splits or plans of reorganization
     (vii)  Amendment, extension or termination of the Deposit       Paragraphs (16) and (17)
            Agreement
     (viii) Rights of holders of ADRs to inspect the transfer        Paragraph (3)
            books of the Depositary and the list of Holders of
            ADRs
     (ix)   Restrictions upon the right to deposit or withdraw the   Paragraphs (1), (2), (4) and (5)
            underlying securities
     (x)    Limitation upon the liability of the Depositary          Paragraph (14)
(3)  Fees and Charges                                                Paragraph (7)

Item 2.  AVAILABLE INFORMATION

                                                                     Location in Form of ADR
Item Number and Caption                                              Filed Herewith as Prospectus
------------------------------------------------------------------   ----------------------------
(a)  Statement that Johnson Electric Holdings Limited furnishes      Paragraph (8)
     the Securities and Exchange Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of
     1934, as amended

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

     (a) Form of Deposit Agreement. Form of Deposit Agreement dated as of ________, 2003 among Johnson Electric Holdings Limited, JPMorgan Chase Bank, as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

     (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

     (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

     (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

     (e)  Certification under Rule 466. Not applicable.

     (f)  Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on May 1, 2003.

                                      Legal entity created by the form of
                                      Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

                                      By: JPMORGAN CHASE BANK, as Depositary


                                      By: /s/ Jordana Chutter
                                          --------------------------------------
                                      Name: Jordana Chutter
                                      Title: Vice President

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Johnson Electric Holdings Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on May 1, 2003.

                                               JOHNSON ELECTRIC HOLDINGS LIMITED


                                               By: /s/Patrick Wang Shui Chung
                                                   -----------------------------
                                               Name:  Patrick Wang Shui Chung
                                               Title: Chief Executive Officer

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Patrick Wang Shui Chung and Paul Tong, jointly and severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of May 1, 2003

        Signatures             Title
        ----------             -----


/s/Patrick Wang Shui Chung    Chairman and Chief Executive Officer
----------------------------   (Principal Executive Officer)
   Patrick Wang Shui Chung


/s/Winnie Wang Wing Yee       Vice Chairman
----------------------------
   Winnie Wang Wing Yee


/s/Richard Wang Li-Chung      Executive Director
----------------------------
   Richard Wang Li-Chung


/s/Patrick Blackwell Paul     Chairman of the Audit Committee
----------------------------   (Independent Non-Executive Director)
   Patrick Blackwell Paul

        Signatures             Title
        ----------             -----


                               Independent Non-Executive Director
----------------------------
     Peter John Wrangham


                               Independent Non-Executive Director
----------------------------
Peter Stuart Allenby Edwards


/s/Ian Lorne Thompson Conn    Independent Non-Executive Director
----------------------------
   Ian Lorne Thompson Conn


/s/Paul Tong Hon To           Executive Vice President and General
----------------------------   Counsel (Chief Financial Officer)
   Paul Tong Hon To


/s/Laurie M. Baird            Authorized Representative in the
----------------------------   United States
   Laurie M. Baird

                               INDEX TO EXHIBITS

Exhibit                                                     Sequentially
 Number                                                     Numbered Page
-------                                                     -------------
(a)  Form of Deposit Agreement.

(d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.